Zuyue Xiang

Wave Sync Corp.
January 26, 2016

January 26, 2016

Via Edgar

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wave Sync Corp.
Amendment No. 1 to Form 8-K
Filed December 14, 2015
File No. 001-34113

Dear Ms. Long:

This letter is submitted by Wave Sync Corp. (the “Company”) in response to the comments that you provided on behalf of the staff in the Office of Manufacturing and Construction in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 1 to Form 8-K, filed on December 14, 2015 (as amended, the “Form 8-K” or the “Filing”), as set forth in your letter to the Company dated December 28, 2015. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 2 to the Form 8-K (“Amendment No. 2”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the response. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Amendment No. 2.

Item 2.01, Completion of Acquisition or Disposition of Assets, page 3

1.     We note your response to comment 3 of our letter dated November 16, 2015. Please revise to clearly state that Mei Yang was both the CEO of your company and a vice president of a subsidiary of EGOOS, and that she was on both sides of your transaction with EGOOS, here and in your discussion of related party transactions on page 32.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on pages 4 and 32 of the Amendment No. 2.

General, page 5

2.     It remains unclear whether you have any arrangements or agreements with UnionPay. Please clearly state whether you have any relationship with UnionPay, and what is meant by your statements that your card was “recognized” and “approved” by UnionPay, here and elsewhere. In addition, you state here that the audio bank card embedded with your inlays was named “UnionPay Audio Bank Card.” Please clarify whether this was a name that was given by UnionPay, or whether it was one that you gave the product. Please see comment 5 of our letter dated November 16, 2015.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on pages 5,10,11,13 and 26 of the Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of operations, page 26

Plan of Operation and Funding, page 27

Zuyue Xiang

Wave Sync Corp.
January 26, 2016

3.     You currently state that all of the “events” you list in your table will take place over the same “estimated time,” which covers an entire year. It is unclear what the specific timeframes for the various “actions” you contemplate here may be. Please revise to clarify the specific timeframes contemplated for each of the “actions” in your table. Please refer to comment 13 of our letter dated November 16, 2015.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on page 27 of the Amendment No. 2.

Directors and Executive Officers, page 30

4.     Please revise to discuss in detail the specific positions that each of your executive officers and directors have held over the last five years, both at your company and subsidiaries and elsewhere. For each of your executive officers, please describe the responsibilities they had in each of those positions. For each of your directors, please describe the qualifications that led to the conclusion that they should serve as directors of your company. Please refer to comments 16 and 18 of our letter dated November 16, 2015, and Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on pages 30 and 31 of the Amendment No. 2.

Certain Relationships and Related Transactions, and Director Independence, page 32

5.     Please revise to make apparent why EGOOS BVI was a related person when you acquired all of the outstanding security of that entity.

In response to the Staff’s comment, the disclosure related to acquisition of EGOOS BVI has been removed from the referenced section. Please refer to the revised disclosure on page 32 of the Amendment No. 2.

6.     Please revise to disclose all transactions with related parties dating from January 1, 2013, rather than only January 1, 2014. Please refer to Instruction 2 of Item 404(d) of Regulation S-K.

In response to the Staff’s comment, the Form 8-K has been revised to disclose all transactions with related parties dating from January 1, 2013. Please refer to the revised disclosure on page 32 of the Amendment No. 2.

7.     Please provide us with an analysis of why the extension of credit to Mr. Xiang does not violate Section 13(k) of the Exchange Act.

The referenced loan was extended to Mr. Xiang by Guangzhou Yuzhi in May 2014, prior to the consummation of our acquisition of EGOOS BVI (as well as Guanzhou Yuzhi) on October 19, 2015. The Company and Mr. Xiang has established a repayment schedule and such loan is expected to be fully repaid by December 2016. The Company is aware of the ramifications of Section 13(k) of the Exchange Act, which prohibits any issuer from extending or maintaining any personal loans to or for any director or executive officer of the issuer, and the Company has implemented control procedure to prevent violation of Section 13(k) in the future. Please also refer to the revised disclosure on page 32 of the Amendment No. 2.

Zuyue Xiang

Wave Sync Corp.
January 26, 2016

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions or comments, please contact our legal counsel, Ying Li, Esq. of DaCheng Law Offices LLP at (212) 380-8388.

Very truly yours,

/s/ Zuyue Xiang
Zuyue Xiang
Chief Executive Officer
Wave Sync Corp.